

August 19, 2020

Joseph R. Lussier
Chief Financial Officer
Enterprise Bancorp, Inc.
222 Merrimack Street
Lowell, MA 01852

> **Re: Enterprise Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 13, 2020**
> **File No. 333-245656**

Dear Mr. Lussier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Beth Whitaker, Esq.